

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 16, 2024

Hugh S. Griffith
Chief Executive Officer
NuCana plc
3 Lochside Way
Edinburgh, EH12 9DT
United Kingdom

   Re: NuCana plc
    Registration Statement on Form F-3
    Filed August 15, 2024
    File No. 333-281576

Dear Hugh S. Griffith:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Chris Edwards at 202-551-6761 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Life Sciences

cc: John T. Rudy, Esq.